Exhibit 99.1

MDJM LTD Reports Financial Results For The First Six Months of Fiscal Year 2019

TIANJIN, China, September 12, 2019 /GLOBE NEWSWIRE/ — MDJM LTD (Nasdaq: MDJH) (the “Company” or “MDJH”), an emerging, integrated real estate services company in China, today announced its financial results for the first six months of fiscal year 2019 ended June 30, 2019.

Mr. Siping Xu, Chairman and Chief Executive Officer of the Company, commented, “In the first half of fiscal year 2019, our revenue grew faster than that in the same period in fiscal year 2018, in fact revenue in the first half of fiscal year 2019 was almost the same as the income for the entire fiscal year 2018. Although the Company recorded a net loss in the first half of fiscal year 2019, we entered into additional real estate agency services contracts which we believe could lead the Company to additional revenues and profits.”

Financial Highlights for the First Six Months of Fiscal Year 2019

•	Revenue was US$2.23 million, an increase of US$1.54 million, or 225%, from US$0.69 million for the same period last year.
•	Net loss was US$0.57 million, a decrease of US$0.20 million, or -26%, from US$0.77 million for the same period last year.

•	Basic and diluted loss per share were US$(0.05) compared with US$(0.07) for the same period last year.

Financial Results for the First Six Months of Fiscal Year 2019

	For the Six Months Ended June 30,
	2019	2018	Changes	% of Change
Revenue	$2,234,801	$687,163	$1,547,638	225%
Total Operating Expenses	2,792,044	1,460,739	1,331,305	91%
Loss from Operations	(557,243)	(773,576)	216,333	-28%
Net Loss	$(566,656)	$(770,847)	$204,191	-26%
Net loss per share attributable to MDJM Ltd ordinary shareholders	$(0.05)	$(0.07)	$0.02	-29%

Revenue

Revenue was US$2.23 million, an increase of US$1.54 million, or 225%, from US$0.69 million for the same period last year. Most of the revenue was generated from commission-based services for the sales of real estate properties. During the six months ended June 30, 2019, 57% of the revenue, or US$1.28 million, was generated from new projects or new phases of existing projects from existing developer clients, and 8% of the revenue, or US$0.18 million, was generated from new projects of new clients. For the six months ended June 30, 2019, the Company acquired two new projects from one new client.

Operating Expenses

	For the Six Months Ended June 30,
	2019	2018	Changes	% of Change
Operating Expenses:
Selling expenses	$78,938	$48,571	$30,367	63%
Payroll, payroll taxes and others	1,841,326	1,207,868	633,458	52%
Professional fees	526,445	-	526,445	-
Operating leases expenses	122,545	77,203	45,342	59%
Depreciation and amortization	6,178	6,482	(304)	-5%
Other general and administrative	216,612	120,615	95,997	80%
Total Operating Expenses	$2,792,044	$1,460,739	$1,331,305	91%

Operating expenses were US$2.79 million, an increase of US$1.33 million from US$1.46 million for the same period last year. The increase in the operating expenses resulted from the Company’s effort to increase revenue and expand its business in the second-tier cites in China through subsidiary entities.

Selling expenses were US$0.08 million, an increase of US$0.03 million, or 63%, from US$0.05 million for the same period last year. The increase of selling expenses was mainly attributable to the Company’s effort to develop new markets.

Payroll and payroll taxes were US$1.84 million, an increase of US$0.63 million, or 52%, from US$1.21 million for the same period last year. The increase of payroll and payroll taxes was mainly attributable to our increased sales. A portion of the compensation is directly related to the result of sales.

Professional fees were US$0.53 million, compared to US$0 in the same period last year. Professional fees consist of attorney, audit, investor relationship, consulting, and other expenses. The increase in professional fees resulted from the Company being listed on the Nasdaq Capital Market and fulfilling its U.S. SEC filing requirements.

The Company accounts its rental lease contracts under the requirements of ASC 842. Currently, the Company has two long-term leases, both of which were effective on January 1, 2019, and will expire on December 31, 2023, and November 1, 2037, respectively. The Company used Chinese bank long-term lending annual rate of 4.35% for a five years lease and 4.9% for a 19 years lease, respectively, in determining the present value of future lease payments. The same rates were used as discount rate to measure the lease liability at the measurement date. For leases with a term of 12 months or less, the Company made an election not to recognize lease assets and lease liabilities. The lease expense for such leases is generally on a straight-line basis over the lease term. Rent expense of US$77,203 for the six months ended June 30, 2018 was reclassified as operating lease expense.

Operating leases expense (office rent) was US$0.12 million, an increase of US$0.05 million, or 59%, from US$0.08 million for the same period last year. The increase in operating lease expense was mainly attributable to a new US$0.06 million lease expense for the office of Xishe Jiayuan (Tianjin) Business Operation & Management Co., Ltd.

Other general and administrative expenses were US$0.22 million, an increase of US$0.10 million, or 80%, from US$0.12 million for the same period last year. The increase was mainly attributable to the start-up costs of US$0.05 million and US$0.03 million in human resource service fees resulted from the Company’s efforts to expand its business in the second-tier cites in China through subsidiary entities.

Net Loss

Net loss was US$0.57 million, a decrease of US$0.2 million, or (26%), from US$0.77 million for the same period last year. The decrease was mainly attributable to the increase of revenue and offset by the increase in operating expenses discussed above.

Basic and Diluted Loss per share

Basic and diluted loss per share was US$0.05, a decrease of US$0.02 per share from US$0.07 per share for the same period last year.

Cash Flow

Net cash used in operating activities was US$0.64 million, a decrease of US$0.32 million, or 33%, from US$0.96 million for the same period last year. The decrease was mainly due to the decrease in loss of US$0.2 million. Net cash provided by investing activities was US$3,389, compared with net cash used in investing activities of US$1,262 for the same period last year. The net cash provided by investing activities was from the sale of an automobile in January 2019. Net cash provided by financing activities was US$0.07 million for the six months ended June 30, 2019. The Company received proceeds of US$0.1 million from the second closing of its initial public offering on January 4, 2019, net of offering costs of US$26,399. In the same period of 2018, the Company had made US$0.69 million payments in connection with its initial public offering.

Balance Sheet

As of June 30, 2019, the Company had cash and cash equivalents of US$6.07 million, compared to US$6.69 million as of December 31, 2018.

Exchange Rate

This announcement contains translation of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made as following:

	June 30,	June 30,	December 31,
US$ Exchange Rate	2019	2018	2018

At end of the period - RMB	6.8704	6.6195	6.8778
Average rate for the period ended - RMB	6.7871	6.3701	6.6187

Recent Developments

On August 22, 2019, the Company entered into a Primary Real Estate Agency Services Contract with Taida Xincheng (Chengdu) Real Estate Co., Ltd. to act as the sole primary real estate services agency for a real state project.

On June 6, 2019, the Company renewed a Primary Real Estate Agency Services Contract with Tianjin Binhai New City Investment Co., Ltd.

On March 1, 2019, the Company renewed a Primary Real Estate Agency Services Contract with Tianfang (Suzhou) Real Estate Co., Ltd. to act as the primary real estate services agency for a real state project.

On April 19, 2019, the Company renewed a Primary Real Estate Agency Services Contracts with Wan An Jianchuang Real Estate Co., Ltd.

On April 16, 2019, the Company renewed Primary Real Estate Agency Services Contracts separately with Wanhe Huasheng Real Estate Co., Ltd. and Wanshun Jinan Real Estate Co., Ltd.

About MDJM LTD

Headquartered in Tianjin, China, MDJM is an emerging, integrated real-estate services company in China. The Company offers primary real estate agency services to real estate developers including integrated marketing, advertising, and strategy planning. The Company also provides real estate consulting and independent training services on an as-needed basis. Currently, the Company’s major market is Tianjin Autonomous Municipality. Since 2014, the Company has expanded its presence from Tianjin to other cities including Chengdu, Suzhou, and Yangzhou. In addition to its existing core business, the Company also plans to provide real estate marketing, branding, and planning services, real estate agency services, beautiful village operating services, and advertisement planning services through its subsidiaries, Xishe (Tianjin) Business Management Co., Ltd., Xishe (Tianjin) Culture and Media Co., Ltd., and Xishe Xianglin (Tianjin) Business Operations & Management Co., Ltd. For more information regarding the Company, please visit: http://ir.mdjhchina.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual report on Form 20-F and in its other filings with the Securities and Exchange Commission.

For more information, please contact Investor Relations at:

Tina Xiao
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com